EXHIBIT 3.4

MEDICAL TRANSCRIPTION BILLING, CORP.

FIRST AMENDMENT TO AMENDED AND RESTATED CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS

OF

11% SERIES A CUMULATIVE REDEEMABLE PERPETUAL PREFERRED STOCK

Pursuant to Section 151 of the

Delaware General Corporation Law

Medical Transcription Billing, Corp., a Delaware corporation (the “Corporation”), hereby certifies that the following resolution was duly adopted by the Board of Directors of the Corporation (the “Board of Directors”) pursuant to the authority of the Board of Directors as required by Section 151 of the Delaware General Corporation Law.

WHEREAS, that the Amended and Restated Certificate of Incorporation, as amended (the “Amended and Restated Certificate of Incorporation”), provides for a class of its authorized stock known as preferred stock, comprised of 2,000,000 shares, $0.001 par value per share (the “Preferred Stock”), issuable from time to time in one or more series;

WHERAS, the Board of Directors is authorized to fix the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any wholly unissued series of Preferred Stock and the number of shares constituting any such series;

WHEREAS, pursuant to this authority, the Board of Directors previously fixed the rights, preferences, restrictions and other matters relating to the Corporation’s 11% Series A Cumulative Redeemable Perpetual Preferred Stock (“Series A Preferred Stock”), consisting of 800,000 shares, as evidenced by the Amended and Restated Certificate of Designations, Preferences, and Rights filed with the Secretary of State of the State of Delaware on July 6, 2016 (“Existing Certificate”);

WHEREAS, in anticipation of one or more additional offerings of Series A Preferred Stock, the Board of Directors has authorized an increase in the number shares of Series A Preferred Stock from 800,000 shares to 1,200,000 shares; and

WHERAS, in connection with the foregoing, the Board of Directors has deemed it advisable to amend the Existing Certificate.

1

NOW THEREFORE, BE IT RESOLVED, that pursuant to the authority granted to the Board of Directors in accordance with the provisions of the Amended and Restated Certificate of Incorporation, the Board of Directors hereby authorizes the following amendment to the Existing Certificate:

Paragraph 1 of the Existing Certificate is hereby amended to read in its entirety as follows:

1. Designation and Amount. The shares of such series of Preferred Stock shall be designated as “11% Series A Cumulative Redeemable Perpetual Preferred Stock” and the number of shares constituting such series shall be 1,200,000 shares.

IN WITNESS WHEREOF, the Corporation has caused this First Amendment to the Amended and Restated Certificate of Designations to be signed in its name and on its behalf on this 15th day of September, 2017.

Medical Transcription Billing, Corp.

By:	/s/ Mahmud Haq
Mahmud Haq
Chairman of the Board
and Chief Executive Officer

2